Exhibit 99.1

Press Release

Company Contacts:

David Faulkner

Cimetrix, Inc.

dave.faulkner@cimetrix.com

Phone: (801) 256-6500

Fax: (801) 256-6510

Agency Contact:

Stew Chalmers

Positio Public Relations

stew@positio.com

Phone: (408) 453-2400

Fax: (408) 453-2405

Cimetrix Reports Second Quarter Financial Results

Revenue Increases 15% for Quarter, 11% for Six-Month Period

Two New Major OEM Customers in Quarter Raises Year-To-Date Total to Six

SALT LAKE CITY, Utah – August 15, 2005 – Cimetrix, Inc. (OTCBB: CMXX), a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its second quarter and six-month period ended June 30, 2005.

Second Quarter Results

Net sales for the quarter increased 15% to $1,145,000 from $999,000 for the same quarter last year.  Software revenue increased 21% to $666,000 from $551,000 in the comparable quarter last year, while services and support revenue increased 7% to $479,000 from $448,000.

Total costs and expenses increased by 26% to $1,147,000 from $910,000 in the second quarter last year.  While cost of sales continued to decline as the Company decreased its unfunded investments in OEM account development, that decline was more than offset by increases in the three remaining expense categories.  General and administrative expense increased in support of the Company’s overall expansion efforts.  Selling, marketing and customer support expense trended higher as the Company strengthened its worldwide customer support capabilities and continued to invest in developing the Japanese market.  The increase in research and development expense was attributable primarily to Cimetrix’s leadership role in the emerging Interface A standards and its associated CIMPortal™ product family.

Cimetrix reported a net loss of $36,000, or less than one cent per basic and diluted share, in the second quarter versus net income of $22,000, or less than one cent per basic and diluted share, in the same quarter a year ago.

The Company closed the quarter with cash and cash equivalents of $2.8 million, up from $868,000 at year end, primarily as the result of the successful equity placement by the Company of $2.0 million in January, 2005.  Working capital at June 30, 2005, increased to $2.0 million versus $168,000 at year end.

Six-Month Results

Net sales increased 11% through the first six months of 2005 to $2,298,000 from $2,064,000 in the comparable period of 2004.  Software revenue increased 12% to $1,445,000 from $1,286,000, while services and support revenue increased 10% to $853,000 from $778,000 in the same period a year ago.

Total costs and expenses increased 26% to $2,362,000 from $1,880,000.  Like the second quarter, the Company experienced increases in all expense categories with the exception of cost of sales.

For the six-month period, Cimetrix reported a net loss of $135,000, or less than one cent per basic and diluted share, versus net income of $42,000, or less than one cent per basic and diluted share, in the same period a year ago.  The Company generated net cash from operating activities of $37,000 for the six months ended June 30, 2005.

“We are pleased with our financial performance during the first half of 2005,” said Bob Reback, president and CEO of Cimetrix.  “At a time when most capital equipment suppliers are experiencing ongoing declining sales, Cimetrix has sustained its sales momentum, growing revenue year-over-year.  We attribute this growth to a large and growing base of 300 mm OEM customers who are committed to shipping products with our high performance connectivity software.  This growth in top line revenue has also enabled us to make some significant first-half investments in new product development and improving our global sales and service capabilities, while operating at essentially a break-even level on both net income and cash.”

“For the second half of the year, we will continue making the necessary investments in infrastructure, product portfolio and global services to build and sustain long-term value for our customers and shareholders,” Reback added.  “In addition, we expect to begin seeing a return on our investments in products that support Interface A as well as development of the Japanese market.”

Second Quarter and Subsequent Highlights

•                  Revenue growth of 15% compared with the second quarter of 2004.  Six-month revenue increased 11% over the same period a year ago.

•                  Year-to-date net cash provided by operating activities of $37,000.

•                  Two new major OEM design wins, raising the year-to-date total to six.

•                  In July, Cimetrix was selected by International SEMATECH Manufacturing Initiative (ISMI) to supply Interface A client software to ISMI member companies and equipment OEMs who provide Interface A products.  This agreement further establishes Cimetrix as a leader in the Interface A initiative.

About Cimetrix Incorporated

Cimetrix designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries. Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM and Interface A standards, with over 10,000 connections shipped worldwide, and provides solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs. Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect™, CIM300™ CIMPortal™ and CODE™ (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe Harbor Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and profitability are forward-looking statements. The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to market acceptance of the Company’s products, the ability of the Company to sufficiently increase revenues to offset the additional expenditures by the Company in anticipation of future growth, the implementation of performance requirements by SEMI, an independent industry trade group, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company’s most recent filings on Forms 10-K and 10-Q, which detail such risk factors.

Consolidated Condensed Statement of Operations

 (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Sales

Software	$666,000	$551,000	$1,445,000	$1,286,000

Services and support	479,000	448,000	$853,000	$778,000

Total net sales	$1,145,000	$999,000	$2,298,000	$2,064,000

Costs Expenses

Cost of sales	132,000	236,000	239,000	390,000

General and administrative	314,000	202,000	686,000	553,000

Selling, marketing and customer support	425,000	270,000	851,000	522,000

Research and development	276,000	202,000	586,000	415,000

Total costs and expenses	1,147,000	910,000	2,362,000	1,880,000

Income (loss) from operations	(2,000)	89,000	(64,000)	184,000

Other income (expenses)

Interest income	15,000	2,000	27,000	10,000

Interest expense	(49,000)	(69,000)	(98,000)	(152,000)

Total other expenses	(34,000)	(67,000)	(71,000)	(142,000)

Income (loss) before income taxes	(36,000)	22,000	(135,000)	42,000

Provision for income taxes	—	—	—	—

Net income (loss)	$(36,000)	$22,000	$(135,000)	$42,000

Income (loss) per common share

Basic	$—	$—	$—	$—

Diluted	$—	$—	$—	$—

Weighted average shares outstanding

Basic	30,319,000	27,660,000	29,808,000	27,643,000

Diluted	30,319,000	27,839,000	29,808,000	27,818,000

Consolidated Balance Sheets

	June 30,	December 31,
	2005	2004
	(Unaudited)
Assets

Current Assets

Cash and cash equivalents	$2,819,000	$868,000

Accounts receivable, net	987,000	1,081,000

Prepaid expenses and other current assets	33,000	84,000

Total current assets	3,839,000	2,033,000

Technology, net	206,000	229,000

Property and equipment, net	140,000	82,000

Other assets	25,000	14,000

Total assets	$4,210,000	$2,358,000

Liabilities and Stockholders’ Equity (Deficit)

Current liabilities

Accounts payable	$101,000	$114,000

Accrued expenses	282,000	298,000

Deferred revenue	532,000	548,000

Current portion of long-term debt	910,000	905,000

Total current liabilities	1,825,000	1,865,000

Long-term debt, net of current portion	699,000	691,000

Total liabilities	2,524,000	2,556,000

Stockholders’ equity (deficit):

Common stock, $.0001 par value, 100,000,000 shares authorized; 30,344,317 shares issued	3,000	3,000

Additional paid-in capital	30,797,000	28,778,000

Treasury stock, at cost	(49,000)	(49,000)

Accumulated deficit	(29,065,000)	(28,930,000)

Total stockholders’ equity (deficit)	1,686,000	(198,000)

Total liabilities and stockholders’ equity (deficit)	$4,210,000	$2,359,000